Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2023

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 19, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment and impairment measurement of vessels, including right-of-use assets under operating leases

Description of the matter

As of December 31, 2023, the carrying value of the Company’s vessels, including right-of-use assets under operating leases, plus any unamortized dry- docking costs and leasehold improvements (hereinafter, the “carrying value of a vessel or a right-of-use asset”) was $2,675,303 thousands. As discussed in Notes 1(i), 1(q) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets under operating leases for impairment, whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset, might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the carrying value of a vessel or a right of use asset, to its future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of the vessel or over the remaining lease term of the right-of-use asset under operating lease. Where the carrying value of a vessel or a right-of-use asset exceeds its future undiscounted net operating cash flows, management recognizes an impairment loss equal to the excess of its carrying value over its fair value, determined as per ASC 820 — Fair Value Measurements (“ASC 820”). As of December 31, 2023, the Company determined that the carrying value of the Liquified Natural Gas (“LNG”) vessel Neo Energy, was not recoverable and was impaired. The Company determined the fair value of this vessel through a combination of future discounted net operating cash flows and third-party valuations. As a result, the Company recognized a $26,367 thousands impairment charge.

Auditing management’s recoverability assessment of the Company’s vessels and right-of use-assets under operating leases and the impairment measurement of vessel Neo Energy were complex, given the judgement and estimation uncertainty involved in determining the assumptions of (i) the future charter rates when forecasting the undiscounted, and for the vessel Neo Energy the discounted, net operating cash flows, and (ii) for the vessel Neo Energy, the discount rate. The future charter rates are subjective as they involve the development and use of assumptions about the tanker and LNG shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right-of-use assets under operating leases. Changes in the discount rate may significantly impact the recoverable amount of the vessel Neo Energy and therefore the impairment charge recognized. The future charter rates and discount rate assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates and the discount rate.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate whether there was an impairment, against the accounting guidance in ASC 360.

To test management’s future undiscounted net operating cash flows, our procedures included, among others, comparing the future vessel and right-of-use asset under operating lease charter rates for non-contracted revenue days, against internal and external market data sources, such as available market data from various analysts, and historical data for the vessels or right-of-use assets under operating leases.

To test management’s future discounted net operating cash flows for the vessel Neo Energy, we compared the significant assumptions such as future charter rates for LNGs, used to estimate market participant cash flows, against available external market data sources. We also involved internal valuation professionals with specialized skills and knowledge, who assisted in our evaluation of the Company’s discount rate, by comparing it to independently developed estimates using publicly available data from comparable entities in the LNG sector.

Our procedures also included performing sensitivity analyses to assess the impact of changes to future charter rates and, for the vessel Neo Energy, the discount rate, in the determination of the future undiscounted and discounted net operating cash flows, evaluating the accuracy of the forecasts by comparing actual results to management’s historical forecasts and testing the completeness and accuracy of the future charter rates data used within the forecasts and the data used to determine the discount rate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 19, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 19, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 19, 2024

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023, AND 2022

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$372,032	$304,367
Restricted cash	4,662	5,072
Margin deposits	4,270	4,270
Trade accounts receivable, net (Note 1(f))	46,698	78,198
Capitalized voyage expenses	1,448	1,904
Due from related parties (Note 2)	5,287	8,889
Advances and other	26,275	15,560
Vessels held for sale (Note 1(j))	20,985	61,626
Inventories	22,513	26,217
Prepaid insurance and other	3,913	6,818
Current portion of financial instruments—Fair value	1,253	193

Total current assets	509,336	513,114

RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	36,969	58,706
RIGHT OF USE ASSETS UNDER FINANCE LEASES (Note 3)	—	41,851
LONG-TERM RECEIVABLE (Note 3)	23,812	23,307
INVESTMENT IN DEBT SECURITIES	5,064	—
FIXED ASSETS (Note 4)
Advances for vessels under construction	150,575	46,650
Vessels	3,616,223	3,552,607
Accumulated depreciation	(1,016,202)	(972,032)
Vessels’ Net Book Value	2,600,021	2,580,575

Total fixed assets	2,750,596	2,627,225

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	38,313	44,372

Total assets	$3,364,090	$3,308,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$191,974	$201,046
Payables	40,207	48,156
Due to related parties (Note 2)	3,558	7,439
Accrued liabilities	33,391	36,196
Unearned revenue (Note 1n)	31,902	26,049
Current portion of obligations under operating leases (Note 3)	21,031	21,737
Current portion of financial liability under operating leases (Note 3)	1,067	1,031
Current portion of financial liability under finance leases (Note 3)	—	28,033
Current portion of financial instruments—Fair value	72	—

Total current liabilities	$323,202	$369,687

LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,370,683	1,376,831
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	15,937	36,969
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	1,097	2,164
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	524	5
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2023 and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2022.	11,493	15,010
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2023 and December 31, 2022; 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2023 and December 31, 2022.	150,919	150,919
Additional paid-in capital	912,214	993,368
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	2,485	7,665
Retained earnings	548,237	311,726

Total Tsakos Energy Navigation Limited stockholders’ equity	1,618,557	1,471,897
Non-controlling interest	34,090	51,022
Total stockholders’ equity	1,652,647	1,522,919

Total liabilities and stockholders’ equity	$3,364,090	$3,308,575

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2023	2022	2021
VOYAGE REVENUES:	$889,566	$860,400	$546,120
EXPENSES:
Voyage expenses	155,724	209,890	198,078
Charter hire expense	24,680	32,774	30,056
Vessel operating expenses	194,914	190,268	173,277
Depreciation and amortization	144,241	140,821	143,253
General and administrative expenses	33,339	29,854	29,130
(Gain) Loss on sale of vessels (Note 4)	(81,198)	440	5,817
Impairment charges (Note 4)	26,367	—	86,368

Total expenses	498,067	604,047	665,979

Operating income (loss)	391,499	256,353	(119,859)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(100,821)	(50,253)	(31,407)
Interest income	14,582	2,000	703
Other, net	(176)	366	(18)

Total other expenses, net	(86,415)	(47,887)	(30,722)

Net income (loss)	305,084	208,466	(150,581)
Less: Net income attributable to the non-controlling interest	(4,902)	(4,232)	(820)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$300,182	$204,234	$(151,401)

Effect of preferred dividends (Note 10)	(30,184)	(34,724)	(33,603)
Deemed dividend on Series D Preferred Shares (Note 10)	(3,256)	—	—
Undistributed income to Series G participants	—	(1,250)	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares	—	—	(2,171)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$266,742	$168,260	$(187,175)
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited common stockholders	$9.04	$6.02	$(9.53)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited common stockholders	$9.04	$6.01	$(9.53)

Weighted average number of shares, basic	29,505,603	27,970,799	19,650,307

Weighted average number of shares, diluted	29,505,603	28,188,064	19,650,307

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2023	2022	2021
Net income (loss)	$305,084	$208,466	$(150,581)

Other comprehensive income (loss)
Unrealized (loss) income on interest rate swaps, net	(5,180)	24,840	19,819

Comprehensive income (loss)	299,904	233,306	(130,762)

Less: comprehensive income attributable to the non-controlling interest	(4,902)	(4,232)	(820)

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$295,002	$229,074	$(131,582)

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars-except for share and per share data)

	Preferred	Common	Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive	Tsakos Energy Navigation	Non- controlling	Total Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	Income (Loss)	Limited	Interest	Equity
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Partial redemption of Series G Convertible Preferred Shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred Shares of Subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income						204,234		204,234	4,232	208,466
Issuance of Common Shares	—	23,167	20,674		—			43,841		43,841
Partial redemption of Class B preferred shares of subsidiary									(2,500)	(2,500)
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)					—	—
Sale of Series D preferred shares	—		1					1		1
Sale of Series E preferred shares	2		50					52		52
Sale of Series F preferred shares	6		133					139		139
Cash dividends paid ($0.10 per and $0.15 common share)						(7,289)		(7,289)		(7,289)
Dividends paid on Class B preferred shares of subsidiary									(1,698)	(1,698)
Dividends paid on Series D preferred shares						(7,694)		(7,694)		(7,694)
Dividends paid on Series E preferred shares						(10,975)		(10,975)		(10,975)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Dividends paid on Series G Convertible preferred shares						(31)		(31)		(31)
Other comprehensive income							24,840	24,840		24,840
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income						300,182		300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary									(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)		—	(3,256)		(87,927)		(87,927)
Cash dividends paid ($1.0 per common share)						(29,508)		(29,508)		(29,508)
Dividends paid on Class B preferred shares of subsidiary									(1,446)	(1,446)
Dividends paid on Series D preferred shares						(3,907)		(3,907)		(3,907)
Dividends paid on Series E preferred shares						(10,976)		(10,976)		(10,976)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Other comprehensive loss							(5,180)	(5,180)		(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of U.S. dollars)

	2023	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$305,084	$208,466	$(150,581)
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation	122,811	120,459	126,821
Amortization of deferred dry-docking costs and leasehold improvements	21,124	19,246	16,432
Amortization of deferred finance costs	3,623	4,052	3,246
Amortization of Right of use assets for finance lease	306	1,116	—
Amortization of revenue escalation	(3,984)	(2,004)	—
Interest expense on long term receivable, net	(505)	(403)	(32)
Interest income from debt securities	(64)	—	—
Change in fair value of derivative instruments	(5,868)	(5,923)	(12,054)
(Gain) Loss on sale of vessels	(81,198)	440	5,817
Impairment charges	26,367	—	86,368
Payments for dry-docking	(19,071)	(29,445)	(27,157)
Proceeds from swaps terminations	—	16,195	—
(Increase) Decrease in:
Receivables and other, net	28,371	(35,238)	(1,327)
Margin deposits	—	1,579	304
Inventories	3,704	(3,299)	(1,105)
Prepaid insurance and other	2,905	(4,957)	(445)
Capitalized voyage expenses	456	(65)	(238)
Increase (Decrease) in:
Payables and other	(11,830)	(27,064)	23,365
Accrued liabilities	(2,805)	8,345	(12,700)
Unearned revenue	5,853	17,029	(3,603)

Net Cash provided by Operating Activities	395,279	288,529	53,111

Cash Flows from Investing Activities:
Advances for vessels under construction	(134,741)	(31,809)	(55,605)
Vessel acquisitions and/or improvements	(163,644)	(301,560)	(5,623)
Investment in debt security	(5,000)	—	—
Proceeds from sale of vessels	165,944	31,555	53,224

Net Cash used in Investing Activities	(137,441)	(301,814)	(8,004)

Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	411,424	701,105	189,758
Financing costs	(3,952)	(6,296)	(1,270)
Payments of long-term debt and other financial liabilities	(426,315)	(494,171)	(318,904)
Payments on principal portion of financial liabilities	(1,564)	(2,933)	—
Purchase of treasury stock	—	—	(168)
Redemption of Series D preferred shares	(87,927)	—	—
Redemption of Series B preferred shares	(20,388)	(2,500)	—
Proceeds from stock issuance program, net	—	43,841	53,476
Proceeds from preferred stock issuance, net	—	192	23,741
Cash dividends	(61,861)	(43,711)	(36,314)

Net Cash (used in) provided by Financing Activities	(190,583)	195,527	(89,681)
Net increase (decrease) in cash and cash equivalents and restricted cash	67,255	182,242	(44,574)

Cash and cash equivalents and restricted cash at beginning of period	309,439	127,197	171,771

Cash and cash equivalents and restricted cash at end of period	$376,694	$309,439	$127,197

Interest paid
Cash paid for interest net of amounts capitalized	$101,344	$48,946	$40,840
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	372,032	304,367	117,192
Restricted cash	4,662	5,072	10,005

Total Cash and cash equivalents and restricted cash	376,694	309,439	127,197

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including five vessels chartered-in and three liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive Income (Loss): The consolidated statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying consolidated statements of comprehensive income (loss).

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash. Interest earned on cash and cash equivalents and cash deposits is presented as interest income in the accompanying consolidated statements of comprehensive income (loss).

(f)

Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for

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NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2023, 2022 and 2021, the Company had no write offs of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statements of comprehensive income (loss).

The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2023, and December 31, 2022.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2023, and December 31, 2022, as their balances were immaterial.

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h)

Fixed Assets: Fixed assets consist of vessels and vessels under construction. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and upon delivery of new buildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021, and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

average demolition prices prevailing in the market during the last four years for which historical data were available. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net income (loss) for the years ended December 31, 2023, 2022 and December 31, 2021, by $3.2 million, $3.1 million, $746 or $0.11, $0.10, $0.04 per weighted average number of shares, both basic and diluted, respectively.

(i)

Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels and right-of-use-assets under finance leases for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs or right-of-use-assets under finance leases including any unamortized leasehold improvements (Note 1(k)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used and the right-of-use assets under finance leases are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, over the fair market value of the asset. The Company determines the fair value of its vessels and right-of use-assets under finance leases based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2023, indicated an impairment charge of $26,367 compared to $nil for the year ended December 31, 2022, and $86,368 for the year ended December 31, 2021 (Note 4). The review of the rights-of-use-assets under finance leases in connection with the estimated recoverable amount for the Company’s rights-of-use-assets as of December 31, 2022, indicated no impairment charge. The Company had no right-of-use-assets under finance leases as of December 31, 2023.

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2023, and 2022, indicated no impairment charge.

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as

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NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. On December 6, 2023, the Company considered that the suezmax tanker Eurochampion 2004 met the criteria to be classified as held for sale and reclassified the amount of $20,985 as held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. Vessel delivered to its new owner on January 11, 2024. On December 14, 2022, the Company considered that the handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon met the criteria to be classified as held for sale and reclassified the amount of $61,626 in vessels held for sale. There was no impairment charge for vessels classified as held for sale as of December 31, 2023, and 2022.

(k)

Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life.

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income (loss). Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income (loss). (Note 1(k)).

Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

The Company has five sale and leaseback transactions accounted for as operating leases and one accounted for as a financing arrangement as of December 31, 2023, and 2022. Two vessels were accounted as finance leases as of December 31, 2022, and nil as of December 31, 2023 (Note 3 & 6).

(n)

Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

contracts of affreightment amounted to $348,860, $405,104 and $255,017 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, receivables from voyage charters and contracts of affreightment amounted to $31,543 and $50,653 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted as operating leases (Company acts as lessor), ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842.

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted as a variable rate operating leases, falling under the scope of ASC 842 and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

Profit sharing contracts are accounted as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Revenues from time, bareboat and pooling charter arrangements amounted to $540,706, $455,296, and $291,103 for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company’s vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2023 and 2022, the Company has recorded loss of hire recoveries amounting to $5,400 and $4,995, respectively, included in voyage revenues of the consolidated statements of comprehensive income (loss).

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2023, to fulfill contracts were $7,528. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2023 and 2022, receivables from voyage related and operating reimbursable expenses amounted to $1,555 and $2,844, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2023 and 2022, the Company has recorded insurance recoveries amounting to $8,867 and $6,980, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income (loss).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $17,391 ($13,574 as of December 31, 2022) and to revenue resulting from charter agreements with varying rates at the amount of $14,511 ($12,475 as at December 31, 2022).

Customers’ concentration: Voyage revenues for 2023, 2022 and 2021 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2023	2022	2021
A	22%	13%	14%
B	10%	8%	11%
C	9%	8%	8%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

operating results of the fleet. The Company operates three LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

As of December 31, 2022, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR or another eligible reference rate remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

modifications were made during the reference rate reform transition period. During 2023, the Company’s loans’ transition from LIBOR to SOFR was completed, and as such, the Company does not expect any further material impact on its consolidated financial statements from the adoption of this ASU.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines fair value and provides guidance as to the measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements and Disclosures, the Company classifies and discloses its assets, liabilities carried at the fair value in one of the following categories (Note 14): Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(u)

Earnings (Loss) Per Share Attributable to Common Stockholders: The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. In 2022, the holders of Series G Preferred Shares exercised their option to convert Series G Preferred Shares to common shares and proceeded to the conversion of all outstanding 459,286 Series G Preferred Shares into 306,190 common shares. As of December 31, 2023, and 2022, there were no outstanding Series G Preferred Shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

(v)

Investment in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in earnings. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

(w)

Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

New Accounting Pronouncements—Not Yet Adopted

Furthermore, in November 2023, FASB issued ASU 2023-07, “Segment Reporting—Improvements,” introducing updates to segment expense disclosures. Significant segment expenses must now be separately reported, including direct expenses, shared expenses, and allocated corporate overhead. ASU 2023-07 also mandates segment-related disclosures for entities with a single reportable segment. Effective for public entities starting fiscal years after December 15, 2023, with early adoption permitted. The Company anticipates no significant impact on its financial statements upon adoption.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree.

On January 1, 2021, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $37.8.

On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1, for the handymaxes Afrodite and Ariadne remained at $27.5, for the suezmax tanker Decathlon $28.5 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 and $34.3 for the LNG carrier Tenergy.

On January 1, 2023, monthly fees for operating conventional vessels were $30.0, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29.7, for third-party managed vessels, the handymaxes Afrodite and Ariadne (up to the sale, March 7, 2023 and February 16, 2023, respectively) and the aframax Ise Princess were $28.9, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 and $36.7 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28.7. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28.4.

The Management Company, for services rendered, charged $19,503, $20,228 and $20,203 for the years ended December 31, 2023, 2022 and 2021, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income (loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2023, 2022 and 2021, an award of $5,000, $1,000, and $500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income (loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company, is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2023, are $22,886 for 2024, $23,154 for 2025, $22,848 for 2026, $22,488 for 2027, $22,368 for 2028 and $95,076 from 2029 to 2033.

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, and until April 30, 2022. From May 1, 2022, monthly fees amount to $21.0. These fees in total amounted to $1,897, $1,107 and $530 for the years ended December 31, 2023, 2022 and 2021, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2023, the amount due to the Management Company was $157 ($165 at December 31, 2022).

(b)

Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, where TST assumed all technical management responsibilities for all vessels under TSM structure. TSM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $567, $1,947 and $2,186 for the years ended December 31, 2023, 2022 and 2021, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income (loss).

At December 31, 2023, the amount due from TSM was $5,287 ($8,889 at December 31, 2022), relating to advance payments on vessel operating expenses.

In February 2023, TST (Note 2(c)) assumed all technical management responsibilities for all vessels under the TSM structure.

TSM has a 25% share in a manning agency, located in the Philippines, named TSM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TSM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“TST”): The Management Company appointed Tsakos Shipping to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TST for technical services rendered charged $1,203, $nil, $nil for the years ended December 31, 2023, 2022 and 2021, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2023, the amount due from Tsakos Shipping as technical manager was $1,098 ($nil at December 31, 2022).

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income (loss). Tsakos Shipping also provides sale and purchases of vessels brokerage service. In 2023, 2022 and 2021, Tsakos Shipping charged a brokerage commission of $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite, $326 (representing 1.0% of the sale price) for the sale of the aframax tanker Proteas and the panamax tanker Inca and $96 (representing 1% of the sale price) for the sale of the panamax tanker Maya respectively. Tsakos Shipping may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. In 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto, both delivered in 2022. In 2022 and 2021, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business.

Tsakos Shipping for chartering services rendered charged $11,026, $10,684 and $6,821 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the amount due to Tsakos Shipping as commercial manager was $1,501 ($3,217 at December 31, 2022). At December 31, 2023, an amount of $667 ($506 at December 31, 2022) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $14,420, $10,965 and $10,002 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the amount due to Argosy was $2,468 ($3,569 at December 31, 2022). At December 31, 2023, an amount of $328 ($259 at December 31, 2022) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $6,589, $6,437, and $5,098 for the years ended December 31, 2023, 2022 and 2021, respectively.

At December 31, 2023, the amount due to AirMania was $530 ($488 at December 31, 2022).

3.	Right-of-use assets and lease liabilities

Operating leases

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2023, the Company has classified the seller’s credit as long-term receivable amounting to $11,479, which is due to be received on January 9, 2025. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $4,320. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $2,164 (current portion $1,067 and non-current portion $1,097) as of December 31, 2023, and $3,195 (current portion $1,031 and non-current portion $2,164) as of December 31, 2022.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $8,013. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in (gains) loss on sale of vessels in the accompanying consolidated statement of comprehensive income (loss).

At December 31, 2023 and 2022, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2023, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $22,304 for the two suezmaxes Arctic and Antarctic, $5,607 for the aframax tanker Sakura Princess and $9,058 for the two suezmaxes Archangel and Alaska, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 3.59% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 1.02, 1.98 and 2.49 years, respectively, as at December 31, 2023 and 2.02, 2.98 and 3.49 years, respectively, as at December 31, 2022. As at December 31, 2023 and 2022, both the right-of use assets and the corresponding obligation under operating leases were $36,969 (current portion $21,031 and non-current portion $15,937) and $58,706 (current portion $21,737 and non-current portion $36,969), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Year	Lease Commitment
2024	$25,958
2025	15,332
2026	4,992
Minimum net lease payments	$46,282

Less: Present value discount	(7,149)

Total Obligations under operating leases and financial liability (current and non-current portion)	$39,133

The Company has subleased all five vessels and recognized sublease revenue, net of voyage expenses of $77,414 and $54,877, for the years ended December 31, 2023, and 2022 respectively, and seven vessels that the Company has recognized sublease revenue, net of voyage expenses of $16,202 for the year ended December 31, 2021.

Finance leases

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company classified the above transaction as a finance lease, as of the effective date of the modification. In addition, as per ASC 842-10-25-11 the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of 3.9%. The Company applied the previous seller’s credit as a prepayment in accordance with the agreement as per which the amount of $13,000 applied as partial payment to repurchase the vessels upon exercise of the repurchase options. The lease liability under finance leases as of October 20, 2022, amounted to $29,968. The corresponding right-of-use assets were adjusted upon remeasurement of the lease liability to $42,968. The Company’s lease liability under finance leases was increased by $229 during the year ended December 31, 2022, presented in the Company’s consolidated statements of comprehensive income (loss) under interest and finance costs, while reduced by $2,164 to reflect the lease payments made during the period, resulting in a total balance of $28,033 as at December 31, 2022. The amount of the right-of-use assets amortized on a straight-line method based on the estimated remaining economic lives of the vessels and presented in the Company’s consolidated statements of comprehensive income (loss) under depreciation and amortization. The Company’s right-of-use assets were amortized by $1,116, resulting in a total amount of $41,851 as at December 31, 2022. The weighted average remaining lease term for each of the two suezmaxes, Eurochampion 2004 and Euronike was 0.05 years, as at December 31, 2022. During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel. The Company subleased both vessels, the amount of $17,916 was recognized as sublease revenue, net of voyage expenses for the operating lease period from January 1, 2022, until October 20, 2022. The amount of $5,809 was recognized for the finance

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

lease period from January 1, 2023, until February 14, 2023, and February 21, 2023, for Eurochampion 2004 and Euronike, respectively. The amount of $4,407 was recognized for the finance lease period from October 20, 2022, until December 31, 2022, for both vessels.

4.	Vessels

Acquisitions

On February 14, 2023, and February 21, 2023, the Company acquired the two suezmaxes, Eurochampion 2004 (Sea Serenity Shipping Corp.) and Euronike (Stardust Shiptrade Inc), respectively, that were previously classified as finance leases (Note 3). On September 21, 2023 and October 26, 2023, the Company took delivery of the newbuilding aframax tankers Njord DF (Arionas Marine S.A.) and Ran DF (Gudne Marine Corp.), respectively, for an aggregate cost of $155,677.

On January 12, 2022, July 6, 2022, and October 10, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy (Briety Shipping Inc.), the newbuilding DP2 Shuttle tanker Porto (Ostria Maritime Limited) and the VLCC carrier Dias I (Aquila Maritime Limited), respectively, for an aggregate cost of $384,574.

Sales

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165,944, realizing total gain of $81,198.

In 2022, the Company sold its the aframax tanker, Proteas, and its panamax tanker, Inca, for net proceeds of $31,555, realizing a loss of $440. In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121.

The net (gains) losses from the sale of the vessels are separately reflected in the accompanying consolidated statements of comprehensive income (loss).

Impairment

As of December 31, 2023, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating leases. This review indicated that events and circumstances changed during 2023 and that the carrying amount of the LNG carrier Neo Energy, built in 2007 was not recoverable. The fair value of this vessel as at December 31, 2023 was determined based on Level 3 inputs of the fair value hierarchy, through a combination of future discounted net operating cash flows, and third party valuations (Note 14(c)). More specifically, the Company’s future discounted net operating cash flows for this vessel were determined using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and daily rate of $42.9, based on ten-year historical average for LNG carriers. Based on this evaluation the Company determined that the carrying value of the LNG carrier Neo Energy should be impaired. Consequently, its carrying value of $114,367 has been written down to $88,000, and an impairment charge of $26,367 has been recorded.

In 2022, there was no indication of an impairment charge. In 2021, there was an impairment charge of $86,368 relating to Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Impairment charges are separately reflected in the accompanying consolidated statements of comprehensive income (loss).

5.	Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $33,682 and $34,816 at December 31, 2023 and 2022, respectively. Leasehold improvements for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax Sakura Princess amounted to $4,631, at December 31, 2023 ($9,556 for the suezmaxes Eurochampion 2004, Euronike, Archangel, Alaska, Arctic, Antarctic and the aframax tanker Sakura Princess, at December 31, 2022). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income (loss).

6.	Long –term debt and other financial liabilities

Long-term debt

Facility	2023	2022
Loans	1,411,779	1,417,341
Less: Deferred finance costs, net	(8,046)	(7,354)

Total long-term debt	1,403,733	1,409,987

Less: Current portion of debt	(185,516)	(194,353)
Add: Deferred finance costs, current portion	2,532	2,272

Long-term debt, net of current portion and deferred finance costs	1,220,749	1,217,906

Loan balances outstanding at December 31, 2023, amounted to $1,411,779. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between May 2024 and October 2031. Interest rates on the outstanding loans as at December 31, 2023, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On January 20, 2023, the Company signed a new five-year loan agreement amounting to $85,000 relating to the refinancing of the LNG carrier, Neo Energy, the handysize Andromeda and the suezmax tanker Decathlon. On January 30, 2023, the Company drew down the amount of $72,274 and prepaid the amount of $42,085 and repaid the amount of $24,000 on the same date. The new loan is repayable in ten semi-annual installments of $6,547.2, commencing six months after the first drawdown date, plus a balloon of $6,802 payable together with the last installment.

Upon sale of its six handymax vessels, Afrodite, Ajax, Apollon, Ariadne, Aris and Artemis during the first quarter of 2023, the Company prepaid the amount of $41,750 to the lender.

On February 17, 2023, the Company prepaid the amount of $6,815 to the lender due to sale of its handysize vessels, Arion and Amphitrite.

On March 29, 2023, the Company signed a new five-year loan agreement amounting to $72,150 relating to the refinancing of the aframax tankers, Sola TS and Oslo TS. On March 31, 2023, the Company drew down the amount of $72,150 and on March 31, 2023, and on April 3, 2023, prepaid the amounts of $25,973 and $25,650, respectively. The new loan is repayable in ten semi-annual installments of $3,006, commencing six months after the drawdown date, plus a balloon of $42,090 payable together with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On March 31, 2023, the Company signed a new five-year loan agreement amounting to $70,000 relating to the refinancing of the aframax tankers, Marathon TS and Stavanger TS. On April 20, 2023, the Company drew down the amount of $70,000 and prepaid the amount of $63,364. The new loan is repayable in ten semi-annual installments of $2,850, commencing six months after the drawdown date, plus a balloon of $41,500 payable together with the last installment.

On June 9, 2023, the Company signed a new five-year loan agreement amounting to $49,000 relating to the refinancing of the aframax tankers, Asahi Princess and Parthenon TS. On June 14, 2023, the Company drew down the amount of $49,000 and prepaid the amount of $35,596. The new loan is repayable in ten semi-annual installments of $3,062.5, commencing six months after the drawdown date, plus a balloon of $18,375 payable together with the last installment.

On December 22, 2023, the Company signed a new seven-year loan agreement amounting to $100,000 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Paris 24. The new loan is repayable in fourteen semi-annual installments of $2,777.77, commencing six months after the delivery of the vessel, plus a balloon of $61,111.11 payable together with the last installment. The first drawdown of $12,932 was made on January 10, 2024, for the payment of the second installment of the shipbuilding yard.

On March 1, 2024, the Company signed a new five-year loan agreement amounting to $245,000 to finance the acquisition of the five vessels, Alpes, Poppy S, Aspen, Mystras DF and Montmartre DF. The new loan is repayable in ten semi-annual installments of i) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, ii) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, iii) $1,615.5, commencing six months after the delivery of the vessel, plus a balloon of $25,845 payable together with the last installment, iv) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment, and v) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment.

On March 13, 2024, the Company signed a new seven-year loan agreement amounting to $103,456 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Athens 04. The new loan is repayable in fourteen semi-annual installments of $2,873.77, commencing six months after the delivery of the vessel, plus a balloon of $63,223.108 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2023, interest rates on the bank loans ranged from 6.40% to 8.27%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2023	6.68%
Year ended December 31, 2022	3.91%
Year ended December 31, 2021	2.02%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements throughout 2023:

Loan	Origination Date	Original Amount	Balance at January 1, 2023	New Loans	Prepaid	Repaid	Balance at December 31, 2023
6-year term loan	2014	193,239	25,973	—	25,973	—	—
8-year term loan	2014	39,954	32,322	—	31,026	1,296	—
7-year term loan	2015	44,800	24,000	—	—	24,000	—
12-year term loan	2016	309,824	79,122	—	—	10,069	69,053
7 1/2-year term loan	2017	85,000	56,666	—	—	5,666	51,000
8-year term loan	2018	82,752	70,110	—	—	4,596	65,514
5-year term loan	2018	62,500	41,500	—	38,500	3,000	—
5-year term loan	2019	38,250	11,544	—	—	4,616	6,928
4-year term loan	2019	26,000	13,000	—	10,400	2,600	—
7-year term loan	2019	56,352	50,716	—	—	2,818	47,898
10-year term loan	2019	54,387	48,169	—	—	3,011	45,158
7-year term loan	2019	72,000	57,600	—	—	4,800	52,800
5-year term loan	2019	71,036	54,449	—	25,649	2,400	26,400
5-year term loan	2019	36,000	28,800	—	27,600	1,200	—
5-year term loan	2019	35,000	25,454	—	—	3,182	22,272
5-year term loan	2020	16,800	9,555	—	—	2,730	6,825
5-year term loan	2020	70,000	44,871	—	—	11,217	33,654
5-year term loan	2020	40,000	33,582	—	32,338	1,244	—
6-year term loan	2020	37,500	31,821	—	—	2,652	29,169
5-year term loan	2020	47,000	27,300	—	7,996	7,501	11,803
5-year term loan	2021	44,500	28,318	—	—	8,091	20,227
5-year term loan	2021	26,000	24,000	—	—	2,000	22,000
4-year term loan	2021	38,000	22,974	—	—	3,662	19,312
4-year term loan	2021	48,750	41,750	—	41,750	—	—
7-year term loan	2021	74,500	74,500	—	—	4,173	70,327
5-year term loan	2022	62,000	59,250	—	—	5,500	53,750
6-year term loan	2022	67,500	63,000	—	—	9,000	54,000
5-year term loan	2022	25,200	23,695	—	—	3,010	20,685
8-year term loan	2022	118,400	14,800	103,600	—	—	118,400
5-year term loan	2022	42,000	42,000	—	—	5,442	36,558
6-year term loan	2022	67,500	67,500	—	—	9,000	58,500
5-year term loan	2022	189,000	189,000	—	—	11,812	177,188
5-year term loan	2023	85,000	—	72,274	—	6,547	65,727
5-year term loan	2023	72,150	—	72,150	—	3,006	69,144
5-year term loan	2023	70,000	—	70,000	—	2,850	67,150
5-year term loan	2023	49,000	—	49,000	—	3,063	45,937
8-year term loan	2023	118,400	—	44,400	—	—	44,400

Total			1,417,341	411,424	241,232	175,754	1,411,779

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $75,026 at December 31, 2023, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2023, the Company and its subsidiaries had thirty loan agreements, totaling $1,411,779. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2023.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2023, are as follows:

Year	Amount
2024	$185,516
2025	221,789
2026	230,601
2027	360,704
2028	213,127
2029 and thereafter	200,042

Total	$1,411,779

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Other financial liabilities	$160,912	$170,241
Less: Deferred finance costs, net	(1,988)	(2,351)

Total other financial liabilities, net	158,924	167,890

Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	338	363

Other financial liabilities, net of current portion and deferred finance costs	$149,934	$158,925

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company drew down the amount of $177,238 for the acquisition of the LNG carrier Tenergy (Note 4) and paid the delivery installment costs to

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the shipbuilding yard and prepaid vessel’s pre-delivery financing of $27,750. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted the amounts received under the sale and leaseback agreement as other financial liabilities. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a purchase obligation of $83,955 payable together with the last installment. The agreement has no covenants.

As of December 31, 2023, the annual principal payments of Other financial liabilities required to be made after December 31, 2023, are as follows:

Year	Amount
2024	$9,328
2025	9,328
2026	9,328
2027	9,328
2028	9,328
2029 and thereafter	114,272

$160,912

7.	Interest and Finance Costs, net

	2023	2022	2021
Interest expense	106,727	56,673	39,294
Less: Interest capitalized	(4,923)	(1,219)	(718)

Interest expense, net	101,804	55,454	38,576
Interest expense on redeemable preferred shares	791	—	—
Bunker swap, put and call options cash settlements	288	(9,912)	(448)
Bunker put options premium	—	—	(35)
Amortization of deferred finance costs	3,623	4,052	3,246
Bank charges	237	410	164
Discount of long-term receivables	—	350	440
Amortization of deferred gain on termination of financial instruments	(5,265)	(618)	—
Change in fair value of non-hedging financial instruments	(657)	517	(10,536)

Net total	100,821	50,253	31,407

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presents the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2023 and 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $5,265 (positive) and $618 (positive), respectively.

For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

their termination, while the third one was terminated later in the year. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation amounting to $3,135 (positive) were immediately classified into earnings during 2022. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive) during 2022.

At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution which matured in April 2023. The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

On March 22, 2023, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value amounted to $122 (positive) during 2023 and has been included in the change in fair value of non-hedging financial instruments.

During 2023, the Company entered into eight bunker agreements and two CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations and the EU Allowances exposure, respectively. On December 19, 2023, the two CO2 emission agreements expired, and the Company paid $288. During 2022, the Company entered into early termination agreements of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements at December 31, 2023 and 2022 was $535 (positive) and $nil, respectively. The change in the fair values as of December 31, 2023, and December 31, 2022, was $535 (positive) and $1,989 (negative), respectively.

During 2021, the Company sold its put option agreements and received $35. The change in the fair value during 2021 amounting to $208 (negative) has been included in Change in fair value of non-hedging financial instruments in the above table.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2023, 2022 and 2021, the Company has written-off unamortized deferred finance costs of $430, $1,195, and $460, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2023, 2022 and 2021, the Company recognized a discount on its lease liability (Note 3) amounting to $nil, $350 and $440, respectively.

8.	Stockholders’ Equity

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000 of the Company’s Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the Company announced the Board’s authorization of the issuance and sale up to an additional $100,000 of Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

In 2022 and 2021, the Company issued 4,633,473 and 6,049,498 common shares for net proceeds of $43,841 and $50,538, respectively. In 2023, the Company did not issue additional common shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively. In 2023, the Company issued nil preferred shares.

In 2021, the Company acquired and held as treasury stock, 19,836 common shares for a total amount of $168 and did not purchase any preferred shares. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3,211 resulting in a loss of $273 included in the consolidated statement of stockholders’ equity.

In 2021, the Company redeemed 2,155,714 Series G Convertible Preferred Shares in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share, per Series G Convertible Preferred Shares ($22,889 in the aggregate) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. In September 2022, the holder exercised the conversion option and proceeded to the conversion of all 459,286 Series G Preferred Shares that remained outstanding into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2023 and December 31, 2022 respectively.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $1,446, $1,698 and $864 in the period ended December 31, 2023, 2022 and 2021, respectively (Note 10). As long as Shyris Shipping Preferred Shares were outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares were non-convertible and perpetual, and redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $22,889, upon issuance was included in non-controlling interest. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom were required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument was zero due to the expectations under which the feature would be exercised.

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying consolidated balance sheet as at December 31, 2022. On January 20, 2023, July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 100,000, 500,000 and 1,438,841 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1,000, $5,000, and $14,388, respectively. Following these redemptions, no Series B Cumulative Redeemable Perpetual Preferred Shares were outstanding as of December 31, 2023.

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 10).

9.	Accumulated other comprehensive income (loss)

In 2023, Accumulated other comprehensive income amounted to $2,485 compared to $7,665 in 2022, mainly due to unrealized loss from the amortization of deferred gain on termination of hedging financial instruments of $5,180 ($24,840 gains in 2022 and losses of $19,819 in 2021).

10.	Earnings (Loss) per Common Share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G redeemable convertible preferred shares for the periods those were outstanding (Note 8), to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculated diluted earnings (loss) per share using the most dilutive of the two-class method and the if-converted method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security did not contractually required the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the year ended December 31, 2022, adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the year ended December 31, 2021, these convertible securities that could potentially dilute in the future were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect. For the year ended December 31, 2023, there were no Series G convertible preferred shares outstanding.

The following table sets forth the computation of basic and diluted net income (loss) per share:

Numerator

	2023	2022	2021
Net income (loss) attributable to Tsakos Energy Navigation Limited	$300,182	$204,234	$(151,401)
Preferred share dividends, Series D	(3,184)	(7,694)	(7,596)
Preferred share dividends, Series E	(10,976)	(10,975)	(10,822)
Preferred share dividends, Series F	(16,024)	(16,024)	(15,131)
Preferred share dividends, Series G	—	(31)	(54)
Undistributed income to Series G participants	—	(1,250)	—
Deemed dividend on partially Series G preferred shares	—	—	(2,171)
Deemed dividend on Series D preferred shares	(3,256)	—	—

Net income (loss) attributable to common stockholders	266,742	168,260	(187,175)

Preferred share dividends, Series G	—	31	—
Undistributed income to Series G participants	—	1,250	—

Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	266,742	169,541	(187,175)

Denominator
Weighted average number of shares, basic	29,505,603	27,970,799	19,650,307
Effect of dilutive shares	—	217,265	—

Weighted average number of shares, diluted	29,505,603	28,188,064	19,650,307

Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited	$9.04	$6.02	$(9.53)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited	$9.04	$6.01	$(9.53)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares for the year ended December 31, 2022, are included in the computation of diluted earnings per common share. For the year ended December 31, 2021, potential redeemable convertible preferred shares of 306,190 are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented. For the year ended December 31, 2023, there were no redeemable convertible preferred shares outstanding.

11.	Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.7% of the Company’s 2023 revenue (5.6% in 2022 and 7.6% in 2021) was generated through charter agreements with Flopec.

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. In 2021, 2,155,714 of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping. During 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares resulting in 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping as of December 31, 2022. In 2023, the Company redeemed all its 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (Note 8).

12.	Commitments and Contingencies

As at December 31, 2023, the Company had under construction two dual fuel LNG powered aframax tankers, two DP2 suezmax shuttle tankers, two suezmax tankers and two MRs.

The total contracted amount remaining to be paid for the eight vessels under construction plus the extra costs agreed as at December 31, 2023, were $527,251. The amount of $184,773 is due to be paid in 2024, $289,760 in 2025 and $52,718 in 2026.

On December 21, 2023, the Company agreed to acquire five vessels for the amount of $350,000 in total, from Norway’s Viken Crude AS. The fleet is comprised of two 2023-built dual-fuel LNG LR2 aframaxes, one 2019-built super-eco suezmax and two 1A ice-class scrubber-fitted aframaxes built in 2018 and 2019 respectively. The Company has secured debt financing amounting to $245.0 million (Note 6). The expected delivery dates of the vessels are from early April 2024 till June 2024.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2023, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2024	$375,377
2025	195,030
2026	123,575
2027	104,049
2028	79,588
2029 to 2038	263,037

Minimum charter revenues	$1,140,656

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions, investments and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)

Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable, investment and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivable related to seller’s credits under sale and leaseback transactions, as well as investment in debt securities classified as held to maturity, due after five years but prior to ten years, do not materially deviate from their fair value.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2023 and 2022, are as follows:

	2023		2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	372,032	372,032	304,367	304,367
Restricted cash	4,662	4,662	5,072	5,072
Margin deposits	4,270	4,270	4,270	4,270
Long-term receivable (including short-term portion)	23,812	23,812	23,307	23,307
Investment in debt securities	5,064	5,064	—	—
Debt and other financial liabilities	(1,572,692)	(1,572,692)	(1,587,582)	(1,587,582)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2023, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2022), which is recorded within margin deposits in the consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by the counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income (loss) or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair Value	—	193	—	—

Interest rate swaps	Financial instruments - Fair Value, net of current portion	—	—	—	5

Subtotal		—	193	—	5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair Value	646	—	—	—

Interest rate swaps	Financial instruments—Fair Value, net of current portion	—	—	524	—

Bunker swaps	Current portion of financial instruments - Fair value	607	—	72	—
Subtotal		1,253	—	596	—

Total derivatives		1,253	193	596	5

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	(Loss) Gain Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative (Effective Portion) Location
		Amount
Derivative		2023	2022	2021
Interest rate swaps		(134)	28,393	19,627

Reclassification to Interest and finance costs, net due to de-designations		(5,265)	(3,753)	—
Reclassification to Depreciation expense		219	200	192

Total		(5,180)	24,840	19,819

The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive income (loss) as of December 31, 2023, 2022 and 2021, was $2,485 (income), $7,665 (income) and $17,175 (loss) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
		Amount
Derivative		2023	2022	2021
Interest rate swaps	Interest and finance costs, net	122	1,472	—
Bunker swaps	Interest and finance costs, net	247	7,923	11,191
Bunker put options	Interest and finance costs, net	—	—	(172)

Total		369	9,395	11,019

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2023, 2022 AND 2021—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2023 and 2022, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2023	December 31, 2022
Interest rate swaps	122	188
Bunker swaps	535	—

	657	188

15.	Subsequent Events

a)	On January 11, 2024, the Company took delivery of its newly built aframax tanker Chios DF.

b)	On January 19, 2024, the Company took delivery of its newly built aframax tanker Ithaki DF.

c)	On January 30, 2024, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

d)	On February 28, 2024, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

e)	On February 29, 2024, the Company signed a shipbuilding contract for the construction of a DP2 suezmax shuttle tanker (Hull 2708) with Samsung Heavy Industries.

f)	On March 26, 2024, the Company took delivery of the aframax tanker Mortmartre DF.

g)	On April 3, 2024, the Company took delivery of the aframax tanker Alpes.

h)	On April 11, 2024, the Company sold its aframax tanker Izumo Princess.